UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Rule 14d-100)

(Amendment No. 16)

Wright Medical Group N.V.

(Name of Subject Company (Issuer))

Stryker B.V.

(Offeror)

a direct, wholly owned subsidiary of

Stryker Delaware, Inc.

(Parent of Offeror)

a direct, wholly owned subsidiary of

Stryker Corporation

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, par value €0.03 per share

(Title of Class of Securities)

N96617118

(CUSIP Number of Class of Securities)

Robert S. Fletcher

Vice President, Chief Legal Officer

Stryker Corporation

2825 Airview Boulevard

Kalamazoo, Michigan 49002

+1 (269) 385-2600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Richard C. Witzel, Jr.

Skadden, Arps, Slate, Meagher & Flom LLP

155 North Wacker Drive

Chicago, Illinois 60606

+1 (312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,078,890,781.96	$529,440.02

*

Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 128,533,733 ordinary shares, par value €0.03 per share, of Wright Medical Group N.V. multiplied by the offer consideration of $30.75 per share, (ii) the net offer consideration for 8,963,533 outstanding stock options with an exercise price less than $30.75 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $30.75 minus the weighted average exercise price for such stock options of $23.63 per share), (iii) 1,250,367 shares subject to issuance pursuant to restricted stock units, multiplied by the offer consideration of $30.75 per share and (iv) 787,296 shares subject to issuance pursuant to performance share units, multiplied by the offer consideration of $30.75 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of December 11, 2019, the most recent practicable date.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid:	$529,440.02	Filing Party:	Stryker B.V., Stryker Delaware, Inc. and Stryker Corporation
Form or Registration No.:	Schedule TO	Date Filed:	December 13, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 16 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission on December 13, 2019 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Stryker B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) and an indirect, wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), for all outstanding ordinary shares, par value €0.03 per share (the “Shares”), of Wright Medical Group N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands registered with the trade register in the Netherlands under file number 34250781 (“Wright”) at a price of $30.75 per Share, without interest and less applicable withholding taxes, to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated December 13, 2019 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the Letter of Transmittal, including all schedules thereto, is hereby incorporated by reference into all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 11.

Items 5, 6 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in Section 11 — “The Purchase Agreement; Other Agreements” of the Offer to Purchase is amended and supplemented to add the paragraphs set forth below:

The following summary descriptions of the offer letters with Patrick Fisher, Timothy Lanier, Kevin Smith and Steven Wallace and all other provisions of such offer letters discussed herein are qualified by reference to such offer letters, which have been filed as Exhibit (d)(3), Exhibit (d)(4), Exhibit (d)(5) and Exhibit (d)(6), respectively, to the Schedule TO filed with the SEC in connection with the Offer and are incorporated herein by reference. Shareholders and other interested parties should read the offer letters for a more complete description of the provisions summarized below.

On September 18, 2020, Stryker entered into an offer letter with Patrick Fisher, the Company’s President, Lower Extremities, to serve as Vice President/GM, Foot & Ankle of Stryker’s Trauma & Extremities division, beginning on, and subject to the occurrence of, the Closing. Under the terms of the offer letter, Mr. Fisher will receive an initial annual base salary of $380,000 and will be eligible to receive an annual performance bonus targeted at 55% of his annual base salary beginning in fiscal year 2021, which is consistent with his current salary and annual performance bonus. In addition, Stryker will recommend to its board of directors (or a duly authorized committee thereof) (the “Stryker Board”) that Mr. Fisher receive a long term equity incentive award during Stryker’s February 2021 grant cycle with a grant date value of approximately 100% of his annual base salary. In exchange for his agreement to terminate his current separation pay agreement with Wright Medical Group, Inc., Stryker will recommend to the Stryker Board’s compensation committee that Mr. Fisher receive an additional restricted stock unit grant in the target amount of $1,249,091 in total grant date fair value on or promptly following the date of the Closing (such date, the “Closing Date”, and such grant, the “Fisher One-Time RSU Grant”). 50% of the Fisher One-Time RSU Grant would be scheduled to vest on each of the first two anniversaries of the grant date, subject to Mr. Fisher’s continued employment through each such vesting date, provided that, if Mr. Fisher’s employment is terminated by Stryker without “cause” (which is defined in the offer letter) within two years following the Closing, the Fisher One-Time RSU Grant will vest in full at the time of such termination, subject to Mr. Fisher’s execution and non-revocation of a general release of claims. Mr. Fisher also is required to execute Stryker’s form of Confidentiality, Intellectual Property, Non-Competition and Non-Solicitation Agreement for U.S. employees.

On September 17, 2020, Stryker entered into an offer letter with Timothy Lanier, the Company’s President, Upper Extremities, to serve as Vice President/ GM, Upper Extremities of Stryker’s Trauma & Extremities division, beginning on, and subject to the occurrence of, the Closing. Under the terms of the offer letter, Mr. Lanier will receive an initial annual base salary of $400,400 and will be eligible to receive an annual performance bonus targeted at 55% of his annual base salary beginning in fiscal year 2021, which is consistent with his current salary and annual performance bonus. In addition, Stryker will recommend to the Stryker Board that Mr. Lanier receive a long term equity incentive award during Stryker’s February 2021 grant cycle with a grant date value of approximately 100% of his annual base salary. In exchange for his agreement to terminate his current separation pay agreement with Wright Medical Group, Inc., Stryker will recommend to the Stryker Board’s compensation committee that Mr. Lanier receive an additional restricted stock unit grant in the target amount of $1,312,331 in total grant date fair value on or promptly following the Closing Date (“Lanier One-Time RSU Grant”). 50% of the Lanier One-Time RSU Grant is scheduled to vest on each of the first two anniversaries of the grant date, subject to Mr. Lanier’s continued employment through each such vesting date, provided that, if Mr. Lanier’s employment is terminated by Stryker without “cause” (which is defined in the offer letter) within two years following the Closing, the Lanier One-Time RSU Grant will vest in full at the time of such termination, subject to Mr. Lanier’s execution and non-revocation of a general release of claims. Mr. Lanier also is required to execute Stryker’s form of Confidentiality, Intellectual Property, Non-Competition and Non-Solicitation Agreement for U.S. employees.

On September 16, 2020, Stryker entered into an offer letter with Kevin Smith, the Company’s Senior Vice President, Quality & Regulatory, to serve as Vice President, Clinical Quality and Regulatory of Stryker’s Trauma & Extremities division, beginning on, and subject to the occurrence of, the Closing. Under the terms of the offer letter, Mr. Smith will receive an initial annual base salary of $340,000 and will be eligible to receive an annual performance bonus targeted at 45% of his annual base salary beginning in fiscal year 2021, which is consistent with his current salary and annual performance bonus. In addition, Stryker will recommend to the Stryker Board that Mr. Smith receive a long term equity incentive award during Stryker’s February 2021 grant cycle with a grant date value of approximately 100% of his annual base salary. In exchange for his agreement to terminate his current separation pay agreement with Wright Medical Group, Inc., Stryker will recommend to the Stryker Board’s compensation committee that Mr. Smith receive an additional restricted stock unit grant in the target amount of $1,057,091 in total grant date fair value on or promptly following the Closing Date (“Smith One-Time RSU Grant”). 50% of the Smith One-Time RSU Grant is scheduled to vest on each of the first two anniversaries of the grant date, subject to Mr. Smith’s continued employment through each such vesting date, provided that, if Mr. Smith’s employment is terminated by Stryker without “cause” (which is defined in the offer letter) within two years following the Closing, the Smith One-Time RSU Grant will vest in full at the time of such termination, subject to Mr. Smith’s execution and non-revocation of a general release of claims. Mr. Smith also is required to execute Stryker’s form of Confidentiality, Intellectual Property, Non-Competition and Non-Solicitation Agreement for U.S. employees.

On September 29, 2020, Stryker entered into an offer letter with Steven Wallace, the Company’s President, International, to serve as Vice President/ GM of Stryker’s Joint Replacement division, beginning on, and subject to the occurrence of, the Closing. Under the terms of the offer letter, Mr. Wallace will receive an initial annual base salary of $350,000 and will be eligible to receive an annual performance bonus targeted at 40% of his annual base salary beginning in fiscal year 2021. In addition, Stryker will recommend to the Stryker Board that Mr. Wallace receive a long term equity incentive award during Stryker’s February 2021 grant cycle with a grant date value of approximately 80% of his annual base salary. In exchange for his agreement to terminate his current separation pay agreement with Wright Medical Group, Inc., Stryker will recommend to the Stryker Board’s compensation committee that Mr. Wallace receive an additional payment in the target amount of $1,063,092, paid in two components: (a) a restricted stock unit grant in the target amount of $708,728 in total grant date fair value, on or promptly following the Closing Date (the “Wallace One-Time RSU Grant”) and (b) a one-time cash award in the gross amount of $354,364, paid on the first regular payroll date following the Closing but no later than thirty (30) calendar days following the Closing (the “Wallace Cash Award”). 50% of the Wallace One-Time RSU Grant is scheduled to vest on each of the first two anniversaries of the grant date, subject to Mr. Wallace’s continued employment through each such vesting date, provided that, if Mr. Wallace’s employment is terminated by Stryker without “cause” (which is defined in the offer letter) within two years following the Closing, the Wallace One-Time RSU Grant will vest in full at the time of such termination, subject to Mr. Wallace’s execution and non-revocation of a general release of claims. Moreover, if Mr. Wallace resigns or his employment with Stryker is terminated by Stryker for “cause” prior to the twelve month anniversary of the Closing, Stryker may recover 100% of the Wallace Cash Award, and if Mr. Wallace resigns or his employment with Stryker is terminated by Stryker for “cause” between the twelve month and twenty-fourth month anniversary of the Closing, Stryker may recover 50% of the Wallace Cash Award. Stryker will also recommend to its Board that Mr. Wallace be granted an additional restricted stock unit grant on the later of November 3, 2020 or the Closing, which will have a target grant date value of approximately $184,000 and will vest in three equal installments on each of the first three anniversaries of the grant date, subject to Mr. Wallace’s continued employment through each such vesting date. Stryker will also provide Mr. Wallace with certain expatriate benefits at the same level he held with Wright Medical Group, Inc., subject to changes in vendors or processes as determined by Stryker. Mr. Wallace also is required to execute Stryker’s form of Confidentiality, Intellectual Property, Non-Competition and Non-Solicitation Agreement for U.S. employees.

The information set forth in Section 12 — “Purpose of the Offer; Plans for Wright” of the Offer to Purchase is amended as follows:

The first sentence of the final paragraph under the heading “Plans for Wright” is hereby amended and restated in its entirety to read as follows:

It is possible that, in addition to Patrick Fisher, Timothy Lanier, Kevin Smith and Steven Wallace, certain members of Wright’s current management team will enter into new employment arrangements with Wright, Stryker or their affiliates after the completion of the Offer and the transactions contemplated by the Purchase Agreement.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(d)(3)	Offer Letter, dated September 18, 2020, by and between Stryker Employment Company, LLC and Patrick Fisher

(d)(4)	Offer Letter, dated September 17, 2020, by and between Stryker Employment Company, LLC and Timothy Lanier

(d)(5)	Offer Letter, dated September 16, 2020, by and between Stryker Employment Company, LLC and Kevin Smith

(d)(6)	Offer Letter, dated September 29, 2020, by and between Stryker Employment Company, LLC and Steven Wallace

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 13, 2019 *

(a)(1)(B)	Form of Letter of Transmittal *

(a)(1)(C)	[Reserved]

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees *

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees *

(a)(5)(A)	Press Release, dated November 4, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(B)	Investor Presentation, dated November 4, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(C)	Conference call transcript, dated November 4, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(D)	Social media post, dated November 4, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 4, 2019)

(a)(5)(E)	Presentation to Wright Employees, dated November 6, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 6, 2019)

(a)(5)(F)	Transcript of presentation by Wright and Stryker management to Wright employees held on November 6, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Stryker Corporation with the United States Securities and Exchange Commission on November 18, 2019)

(a)(5)(G)	Class Action Complaint, dated January 15, 2020 (Thompson v. Wright Medical Group N.V., et al.) (incorporated by reference to Exhibit (a)(5)(M) to the Schedule 14D-9 filed by Wright Medical Group N.V. with the United States Securities and Exchange Commission on January 21, 2020)

(a)(5)(H)	Press Release, dated February 26, 2020 *

(a)(5)(I)	Social media posts, dated March 18, 2020 *

(a)(5(J)	Press Release, dated April 27, 2020 *

(a)(5)(K)	Press Release, dated June 29, 2020 *

(a)(5)(L)	Press Release, dated August 28, 2020 *

(a)(5)(M)	Press Release, dated September 29, 2020 *

(a)(5)(N)	Press Release, dated October 13, 2020 *

(a)(5)(O)	Letter from Stryker to Wright shareholders *

(d)(1)	Purchase Agreement, dated as of November 4, 2019, by and among Stryker Corporation, Stryker, B.V. and Wright Medical Group N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Stryker Corporation with the United States Securities and Exchange Commission on November 6, 2019)

(d)(2)	Confidentiality Agreement, dated September 22, 2019, by and between Stryker Corporation and Wright Medical Group N.V. *

(d)(3)	Offer Letter, dated September 18, 2020, by and between Stryker Employment Company, LLC and Patrick Fisher

Exhibit No.	Description

(d)(4)	Offer Letter, dated September 17, 2020, by and between Stryker Employment Company, LLC and Timothy Lanier

(d)(5)	Offer Letter, dated September 16, 2020, by and between Stryker Employment Company, LLC and Kevin Smith

(d)(6)	Offer Letter, dated September 29, 2020, by and between Stryker Employment Company, LLC and Steven Wallace

*	Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2020

Stryker B.V.

By:	/s/ Spencer Stiles
	Name:	Spencer Stiles
	Title:	Managing Director

By:	/s/ Stuart Silk
	Name:	Stuart Silk
	Title:	Managing Director

Stryker Delaware, Inc.

By:	/s/ Spencer Stiles
	Name:	Spencer Stiles
	Title:	President

Stryker Corporation

By:	/s/ Timothy J. Scannell
	Name:	Timothy J. Scannell
	Title:	President and Chief Operating Officer